Samsung Securities (America), Inc.
(A Wholly-Owned Subsidiary of
Samsung Securities Co., Ltd.)

(SEC I.D. No. 8-50272)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5(e) under the Securities Exchange Act of 1934 as a PUBLIC
DOCUMENT.

sejong LLP
integrity·trust·professionalism
65 CHALLENGER ROAD. SUITE 250, RIDGEFIELD PARK, NJ 07660 T. 212.244.3940 | F. 201.242.0106
WWW.SEJONGLLP.COM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of Samsung Securities (America), Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Samsung Securities (America), Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Samsung Securities (America), Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Samsung Securities (America), Inc.'s management. Our responsibility is to express an opinion on Samsung Securities (America), Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Samsung Securities (America), Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SEJONG LLP

We have served as Samsung Securities (America), Inc.'s auditor since 2022.

Ridgefield Park, New Jersey

February 15, 2023

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

CASH AND CASH EQUIVALENTS	$ 2,628,705
TIME DEPOSITS	33,093,280
INTEREST RECEIVABLE	115,182
RECEIVABLE FROM PARENT	88,445
PREPAID INCOME TAXES	20,871
PROPERTY AND EQUIPMENT, At cost, less accumulated depreciation of $342,480	20,242
DEFERRED TAX ASSETS	865,345
RIGHT-OF-USE ASSET	1,260,201
OTHER ASSETS	57,356
TOTAL ASSETS	$ 38,149,627

LIABILITIES AND STOCKHOLDER'S EQUITY

LEASE LIABILITY	$ 1,315,835
ACCRUED EXPENSES AND OTHER	253,316
TOTAL LIABILITIES	1,569,151

STOCKHOLDER'S EQUITY:

Common stock, par value $1 per share — 100 shares authorized; issued and outstanding 50 shares	50
Additional paid-in capital	4,999,950
Retained earnings	31,580,476
Total stockholder's equity	36,580,476
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 38,149,627

See notes to statement of financial condition.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

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1. DESCRIPTION OF BUSINESS

Samsung Securities (America), Inc., (the "Company") was incorporated on February 14, 1997 under the laws of the State of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Samsung Securities Co. Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets.

The Company introduces all transactions to its Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, demand deposits with banks, and short-term and highly liquid instruments purchased with an original maturity of three months or less at the date of acquisition.

Time Deposits — Time deposits represent certificates of deposits placed with reputable financial institutions with an original maturity terms of greater than three months and carried at fair value.

Income Tax — The Company accounts for income tax in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are computed for temporary differences between the statement of financial condition and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the statement of financial condition from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred

income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the statement of financial condition or tax returns. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying statement of financial condition as of December 31, 2022.

Property and Equipment — Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from three to seven years.

Fair Value Measurements — The Company applies ASC 820, *Fair Value Measurement,* guidance which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value, and which establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active market that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. Items valued using internal valuation techniques are classified according to the lowest level input that is significant to the valuation, and are typically classified as Level 3.

The Company did not have any Level 3 financial instruments as of December 31, 2022.

Fair value is based upon quoted market data when available. If listed prices or quotes are not available, the Company considers relevant and observable market prices in its valuations where possible. The frequency of transaction, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

The carrying amounts of time deposits, categorized as level 2 in the fair value hierarchy, were measured using a pricing model with observable inputs. The carrying amounts reported in the statement of financial condition for cash and cash equivalents, categorized as level 1 in the fair value hierarchy, and receivable from Parent and interest receivable, categorized as level 2 in the fair value hierarchy, approximate fair value because of the short-term maturity of those financial instruments.

Use of Estimates — The preparation of statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial

condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases — The Company accounts for its leases in accordance with ASC 842, *Leases*. For leases that have greater than 12-month lease term, a right-of-use ("ROU") asset and lease liability is recognized based on the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, developed based upon each lease's term. Our lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. For our operating lease, the ROU asset also includes any prepaid lease payments and initial direct costs incurred and are reduced by lease incentives. Lease expense is recognized on a straight-line basis over the lease term if the ROU asset has not been impaired or abandoned.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and has elected to compute its net capital requirements in accordance with the Alternate Standard. Under this Alternate Standard, net capital, as defined, shall be the greater of $250,000 or 2 percent of aggregate debits items arising from customer transactions, as defined. As of December 31, 2022, the Company has net capital of $16,196,200, which exceeds the required net capital by $15,946,200.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

4. INCOME TAX

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets (liabilities) as of December 31, 2022 are as follows:

	Deferred Tax Assets (liabilities)
Net operating loss carryover	$ 831,677
Property and equipment	(4,243)
Accrued expense and allowance	49,632
ROU Asset	(408,010)
Lease liability	426,022
Total deferred tax assets	895,078
Valuation allowance	(29,733)
Net deferred tax assets	$ 865,345

The Company established a partial valuation allowance of approximately $30,000 against its net deferred tax assets for the year ended December 31, 2022. The net change in the valuation allowance for the year ended December 31, 2022 was a decrease of approximately $13,000. The valuation allowance is established against the deferred tax asset on its NOL carried forward for NYC income tax purposes. The NOL deduction for NYC income tax purposes is limited by the NYC capital based

taxes and therefore, the company does not believe it will be able to realize the benefit from the NOL deduction for NYC income tax purposes. The Company did not establish valuation allowances against all other deferred tax assets including its Federal and New York State NOL carryforwards as it is more likely than not that the rest of deferred tax assets will be realized in the future. As of December 31, 2022, the Federal NOL carryforwards is approximately $1,514,000, which will expire through year 2037.

The Company's corporate income tax returns for the years ended December 31, 2019 through 2021 are open to examination by the Internal Revenue Service, and also remain open for the same period with respect to New York State and New York City taxing jurisdictions. No material uncertain tax positions exist as of December 31, 2022.

5. RELATED PARTY TRANSACTIONS

The Parent executes Korean securities trades for the Company's customers. Commissions on Korean securities transactions for customers are collected by the Parent directly from the customers. In return, the Company receives service revenue from the Parent at an amount equal to the operating expenses incurred by the Company plus certain agreed-upon mark-ups on such expenses. Related receivable from the Parent, which is generally settled on a monthly basis, amounted to approximately $88,000 as of December 31, 2022.

6. EMPLOYEE BENEFIT PLAN

Eligible employees of the Company may elect to participate in the U.S. Employee Savings and Retirement Plan established by the Company. The plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code. Based upon each employee's length of service, the Company contributes up to 50% of each employee's contributions up to a maximum of 6% of the employee's compensation. Matched contributions are gradually vested over 5 years and become fully vested at the fifth year of the participating employee's employment with the Company.

7. PROPERTY AND EQUIPMENT

At December 31, 2022, office equipment, furniture and fixtures are comprised of the following:

Office equipment	$ 273,894
Furniture and fixtures	88,828
Total at cost	362,722
Less accumulated depreciation	(342,480)
Property and equipment - net	$ 20,242

8. COMMITMENT

The Company leases office space under a non-cancelable operating lease expiring in October 2028.

Statement of Financial Condition Amounts Related to Leases

	As of December 31, 2022
ROU assets	$ 1,260,201
Lease liabilities	1,315,835
Remaining lease term, in years	5.8
Discount rate	4.49%

Future lease payment sunder this operating lease are as follows:

For the year ending December 31,	Amount
2023	$ 249,309
2024	258,600
2025	258,600
2026	258,600
2027	258,600
Thereafter	215,497
Total undiscounted cash flows	$ 1,499,206
Imputed interest	(183,371)
Amount on statement of financial condition	$ 1,315,835

9. CONCENTRATION OF CREDIT RISK

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2022. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

Cash and cash equivalent and time deposits in banks periodically exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

10. CREDIT RISK AND CLIENT ACTIVITIES

The Company clears securities transactions on behalf of customers through its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfil their contracted obligations. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2022, but before February 15, 2023, the date the financial statement was available to be issued. There were no subsequent events that required to be measured or disclosed in the financial statement.

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